September 5, 2018

Alexander J. Lurie
Chief Executive Officer
SVMK Inc.
One Curiosity Way
San Mateo, CA 94403

       Re: SVMK Inc.
           Registration Statement on Form S-1
           Filed August 29, 2018
           File No. 333-227099

Dear Mr. Lurie:

       We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 22, 2018 letter

Registration Statement on Form S-1

Management's Discussion and Analysis of Financial Condition and Results of Operations
Our Valuable Customer Base, page 72

1. We note your response to prior comment 5. Please tell us whether there are any significant variables, such as customer type, geography, or product type, for which the retention characteristics or trends significantly differ from the aggregated dollar-based net retention rate information you present. Also, while you state that the dollar-based net retention rates presented are not key performance indicators, your response suggests that you use more granular retention information in managing your business. Therefore,
 Alexander J. Lurie
SVMK Inc.
September 5, 2018
Page 2
      please revise to more clearly describe how you monitor retention and clarify that the quantitative information provided incorporates the different retention characteristics that you use in managing your business.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Joyce Sweeney, Senior Staff Accountant, at (202) 551-3449 or
Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 at if you have questions regarding comments on the financial statements and related matters. Please contact Bernard
Nolan, Staff Attorney, at (202) 551-6515 or Jan Woo, Legal Branch Chief, at
(202) 551-3453
with any other questions.



                                                            Sincerely,

FirstName LastNameAlexander J. Lurie                        Division of
Corporation Finance
                                                            Office of
Information Technologies
Comapany NameSVMK Inc.
                                                            and Services
September 5, 2018 Page 2
cc:       Rezwan D. Pavri
FirstName LastName